Exhibit 99.1

1. Tax on the circulation of goods and services 2. Social Integration Program and Contribution for Social Security Financing GERDAU S.A. Corporate Tax ID (CNPJ/MF): 33.611.500/0001-19 Company Registry (NIRE): 35300520696 METALÚRGICA GERDAU S.A. Corporate Tax ID (CNPJ/MF): 92.690.783/0001-09 Company Registry (NIRE): 35300520751 MATERIAL FACT GERDAU S.A. (B3: GGBR / NYSE: GGB) and METALÚRGICA GERDAU S.A. (B3: GOAU) (jointly “Companies”), hereby inform its shareholders and the market in general that its subsidiary Gerdau Aços Longos S.A., withdrew on this date, the judicially deposited amounts totaling R$1.77 billion, as a result of the final judgment of a court decision requesting provisional compliance with a sentence relating to the process that dealt with the exclusion of ICMS1 from the calculation basis for PIS and COFINS2 .. Given the above and in accordance with Note 15, Item III, to the Financial Statements as of June 30, 2024, Gerdau has converted the financial resource into cash availability and will file a Credit Qualification Request with the Brazilian Federal Revenue Service, aiming to offset a tax credit arising from overpayment or incorrect payment in the amount of R$786 million, at the rate of 1/60th per month. The gain related to the aforementioned tax credits has already been recognized in the Companies' Financial Statements, and therefore, there is no material effect to be recognized in the Income Statements for the current fiscal year. São Paulo, August 28, 2024. Rafael Dorneles Japur Executive Vice-President and Investor Relations Officer